UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 2

BITSTREAM INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

91736108

(CUSIP Number)

Trent Stedman, 799 Central Ave., Suite 350, Highland Park, IL 60035, (201) 793-0570

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91736108

1.	Names of Reporting Persons. NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power 1,586,762
Number of Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person With:	9.	Sole Dispositive Power 1,586,762
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.  91736108

1.	Names of Reporting Persons. Millennium Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
	7.	Sole Voting Power 1,586,762
Number of Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person With:	9.	Sole Dispositive Power 1,586,762
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.  91736108

1.	Names of Reporting Persons. Highland Park Partners Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power 1,586,762
Number of Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person With:	9.	Sole Dispositive Power 1,586,762
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  91736108

1.	Names of Reporting Persons. HPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only
4.	Source of Funds WC
5.	5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	6. Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power 1,586,762
Number of Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person With:	9.	Sole Dispositive Power 1,586,762
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.  91736108

1.	Names of Reporting Persons. Trent Stedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only
4.	Source of Funds WC, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
	7.	Sole Voting Power 1,586,762
Number of Shares Beneficially Owned by	8.	Shared Voting Power 0
Each Reporting Person With:	9.	Sole Dispositive Power 1,586,762
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the Schedule 13D filed by the undersigned (the “Reporting Persons”) relating to the Class A Common Stock, $0.01 par value per share, of Bitstream Inc. (the “Issuer”), as specifically set forth herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

The Reporting Persons intend to propose to the Issuer a specific candidate for appointment or election to the Issuer’s Board of Directors (the "Board").  The Reporting Persons also intend to indicate to the Issuer their support, more generally, for greater representation of the Issuer’s stockholders on the Board   The Reporting Persons anticipate engaging in direct discussions with one or more members of the Board regarding these matters in the near future.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 12, 2010	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of March 12, 2010	Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Member

Dated as of March 12, 2010	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of March 12, 2010	HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of March 12, 2010	By: /s/ Trent Stedman
Trent Stedman